MORGAN & COMPANY
CHARTERED ACCOUNTANTS

March 24, 2009

British Columbia Securities Commission
PO Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 3C4

Dear Sirs:

Re: Rouge Resources Ltd.
<u>Notice Pursuant to NI 51 – 102 of Change of Auditor</u>

In accordance with National Instrument 51-102, we confirm that we have reviewed the information contained in the notice of change of auditor (the "Notice") issued on March 24, 2009 by the Company and, based on our knowledge of such information at this time, we agree with each statement contained in the Notice as it pertains to Morgan & Company, Chartered Accountants.

We understand that a copy of the Notice and this letter will be provided to the shareholders of the Company and filed on SEDAR.

Yours truly,

Morgan & Company

Chartered Accountants

cc: The Board of Directors, Rouge Resources Ltd.

PM/jkc

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF jhi

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1